UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Vinco Ventures, Inc. (f/k/a Edison Nation, Inc.)
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

927330100
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927330100	13G/A	Page 1 of 8 Pages

1.	NAME OF REPORTING PERSONS Columbus Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

(1)	Based on 14,268,673 outstanding shares of Common Stock (as defined in Item 2(d) below) as of November 20, 2020, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on November 23, 2020.

CUSIP No. 927330100	13G/A	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Matthew D. Ockner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(2)	See Note (1) Above.

CUSIP No. 927330100	13G/A	Page 3 of 8 Pages

Item 1(a).	Name of Issuer:

Vinco Ventures, Inc. (f/k/a Edison Nation, Inc.) (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

1 West Broad Street, Suite 1004

Bethlehem, PA 18018

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock of the Company:

(i)	Columbus Capital Management, LLC

(ii)	Matthew D. Ockner

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Columbus Capital Management, LLC

102 Via Los Altos

Tiburon, CA 94920

(ii)	Matthew D. Ockner

c/o Columbus Capital Management, LLC

102 Via Los Altos

Tiburon, CA 94920

Item 2(c).	Citizenship:

(i)	Columbus Capital Management, LLC - CA

(ii)	Matthew D. Ockner - USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value ("Common Stock")

Item 2(e).	CUSIP Number:

927330100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(g) [x] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 927330100	13G/A	Page 4 of 8 Pages

Item 4.	Ownership

(i)	Columbus Capital Management, LLC

(a)	Amount beneficially owned: 0 (See Note 3)

(b)	Percent of class: 0.0% (See Note 4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0 (see Note 3)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0 (See Note 3)

(ii)	Matthew D. Ockner

(a)	Amount beneficially owned: 0 (See Note 3)

(b)	Percent of class: 0.0% (See Note 4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0 (see Note 3)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0 (See Note 3)

CUSIP No. 927330100	13G/A	Page 5 of 8 Pages

Note 3:

Columbus Capital Management, LLC is an SEC Exempt Reporting Adviser. Columbus Capital Management, LLC, which serves as the general partner and investment manager to Columbus Capital Partners, L.P. (the "Fund"), and Mr. Matthew D. Ockner, as Managing Member of Columbus Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Fund expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that the Fund is the beneficial owner of any of the securities reported herein

Note 4:

Based on 14,268,673 outstanding shares of Common Stock as of November 20, 2020 represented on the 10-Q filed with the Securities and Exchange Commission on November 23, 2020.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Note 3 above.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 927330100	13G/A	Page 6 of 8 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

COLUMBUS CAPITAL MANAGEMENT, LLC

By: /s/ Matthew D. Ockner

Name: Matthew D. Ockner

Title: Managing Member

MATTHEW D. OCKNER

By: /s/ Matthew D. Ockner

CUSIP No. 927330100	13G/A	Page 7 of 8 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Date: February 12, 2021

COLUMBUS CAPITAL MANAGEMENT, LLC

By: /s/ Matthew D. Ockner

Name: Matthew D. Ockner

Title: Managing Member

MATTHEW D. OCKNER

By: /s/ Matthew D. Ockner

CUSIP No. 927330100	13G/A	Page 8 of 8 Pages